Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  Atlantic Liberty Financial Corp.
------------------------------------------------------------------------
                             (Name of Issuer)

                 Common Stock, $0.10 par value per share
------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 048668107
------------------------------------------------------------------------
                               (CUSIP Number)

Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.



                                                Page 1 of 6 Pages

                                                Page 2 of 6 Pages
Cusip No. 048668107

-----------------------------------------------------------------
l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------
4. SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                   7. SOLE VOTING POWER - 133,950
 NUMBER OF         ____________________________________________
 SHARES            8. SHARED VOTING POWER - -
 BENEFICIALLY      ____________________________________________
 OWNED BY          9. SOLE DISPOSITIVE POWER -133,950
 EACH              ____________________________________________
 REPORTING         10.  SHARED DISPOSITIVE POWER - -
 PERSON WITH       ____________________________________________
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 133,950
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON* OO

                                               Page 3 of 6 Pages
Cusip No. 048668107


l. NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SASS/GOULD FINANCIAL SECURITIES, LLC - 13-4118586
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------
4. SOURCE OF FUNDS* WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                     7. SOLE VOTING POWER - 0
 NUMBER OF           _____________________________________________
 SHARES              8.   SHARED VOTING POWER - -
 BENEFICIALLY        ____________________________________________
 OWNED BY            9.   SOLE DISPOSITIVE POWER -  0
 EACH                _____________________________________________
 REPORTING           10.  SHARED DISPOSITIVE POWER -
 PERSON WITH         _____________________________________________
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
-----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON* OO

                                                Page 4 of 6 Pages


         This Amendment amends Schedule 13D dated April 2, 2003. Except as amended, the statements contained in the Schedule 13D remain true and correct.



Item 5.   Interest in Securities of the Issuer

(a) BRT owns 133,950 shares of Common Stock of the Company, constituting approximately 7.83% of the 1,710,874 shares of Common Stock outstanding. There has not been any change in BRT's ownership since it filed the Schedule 13D dated April 2, 2003.

Sass/Gould, which owned 25,850 shares of Common Stock of the Company, has disposed of all shares owned by it.

 (b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, Chairman of the Board of BRT, and Jeffrey Gould, President and Chief Executive Officer of BRT, each have shared voting and dispositive power with respect to the Common Shares owned by BRT.

                                                     Page 5 of 6 Pages


The following table sets forth the transactions in the Common Stock of the Company effected by Gould/Sass sixty (60) days prior to the event requiring the filing of this statement. All shares were sold in open market transactions.

         DATE OF                      # OF                       PRICE
          SALE                       SHARES                    PER SHARE
          ----                       ------                    ---------
        12/10/2003                    800                       18.7000
        12/12/2003                  1,000                       18.7200
        12/12/2003                  2,000                       18.7000
        12/12/2003                  3,000                       18.9500
        12/16/2003                  5,868                       19.2100
        01/08/2004                  1,000                       19.0000
        01/09/2004                    700                       19.0000
        01/12/2004                  1,000                       19.1000
        01/13/2004                  7,000                       19.0000
        01/14/2004                  3,482                       19.0000

                                                 Page 6 of 6 Pages



                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2004


BRT REALTY TRUST

By s/Simeon Brinberg
--------------------
Simeon Brinberg
Senior Vice President



SASS/GOULD FINANCIAL SECURITIES, LLC
BY M.D. SASS INVESTORS SERVICES, INC.
MANAGING MEMBER


BY: s/Philip M. Sivin
      Vice President

                                BRT REALTY TRUST
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021









January 20, 2004




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Statement on Schedule 13D - Atlantic Liberty Financial Corp.

Gentlemen:

There is transmitted herewith Amendment No. 1 to Schedule 13D relating to shares of common stock of Atlantic Liberty Financial Corp. The Schedule 13D is being sent today to the Company at its principal executive offices by certified mail, and to NASDAQ, in accordance with Rule 13d-7 of the rules promulgated under the Securities Exchange Act of 1934.


Very truly yours,

BRT REALTY TRUST




By s/Simeon Brinberg
   Senior Vice President




Enclosure